UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November, 2019

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Enclosures: **SASOL LIMITED | DEALINGS IN SECURITIES BY A DIRECTOR OF SASOL AND A MAJOR SUBSIDIARY OF SASOL**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

DEALINGS IN SECURITIES BY A DIRECTOR OF SASOL AND A MAJOR SUBSIDIARY OF SASOL

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements ("Listings Requirements"), Sasol hereby announces that a former director of Sasol Limited and a major subsidiary was, in terms of the Sasol Long-Term Incentive (LTI) Plan ("Plan"), issued securities in terms of previously accepted LTI awards made to him in 2016 that have partly vested on the achievement of corporate performance targets at 47%. The balance of the award made in 2016 will vest in 2021, subject to the rules of the Plan. Participants have the option on vesting to elect to receive securities only, to sell sufficient securities to cover their tax liability and to retain the balance of the securities or to sell all the securities. The dealings are as set out below.

Vesting date:	30 October 2019
Transaction date:	7 November 2019
Class of securities:	Sasol American Depositary Receipts (ADR) each representing one Sasol ordinary share
Initial issue price per right:	USD0,00
Nature of Transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Designation	Company	Number of securities	Selling Price per security (USD)	Total value of the transaction (USD)
Cornell, S R[1]	Director Director	Sasol Limited Sasol (USA) Corporation	17 470	18,72	327 038,40

[1] **Resigned effective 31 October 2019**

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for all the transactions set out above.

12 November 2019
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 November 2019

By: <u>/s/ V D Kahla</u>
Name: Vuyo Dominic Kahla
Title: Company Secretary